Exhibit 12.1

Amounts presented in thousands

	Fiscal Years Ended October, 31
	2014	2013	2012	2011	2010
Earnings (loss):
Pre-tax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(37,607)	$(34,032)	$(31,010)	$(45,080)	$(52,424)
Add:
Fixed Charges	6,806	7,239	5,591	5,883	3,451
Amortization of previously capitalized interest
Less:
Preferred dividends	3,200	3,200	3,201	3,200	3,201
Interest capitalized in the period
Earnings (loss) as adjusted	$(34,001)	$(29,993)	$(28,620)	$(42,397)	$(52,174)

Fixed charges:
Interest expense incurred	$3,561	$3,973	$2,304	$2,578	$127
Estimate of interest within rental expense	45	66	86	105	123
Less: interest capitalized in the period
Preferred dividends	3,200	3,200	3,201	3,200	3,201

Total fixed charges	$6,806	$7,239	$5,591	$5,883	$3,451

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(40,807)	$(37,232)	$(34,211)	$(48,280)	$(55,625)